2850 Golf Road	630.773.3800
Rolling Meadows, IL 60008	www.ajg.com
USA

July 27, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Arthur J. Gallagher & Co. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the U.S. Securities and Exchange Commission on July 27, 2018.

Respectfully submitted,

Arthur J. Gallagher & Co.

/s/ Walter D. Bay

Walter D. Bay

Vice President, General Counsel and Secretary